 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.
SUPPLEMENT NO. 6 DATED NOVEMBER 22, 2019
TO THE PROSPECTUS DATED APRIL 30, 2019

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated April 30, 2019, Supplement No. 5 to our prospectus dated November 14, 2019, Supplement No. 4 to our prospectus dated August 15, 2019, Supplement No. 3 to our prospectus dated May 28, 2019, and Supplement No. 2 to our prospectus dated May 15, 2019. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this Prospectus Supplement No. 6 is to describe the following:

•	the status of our initial public offering (the “Offering”);

•	an update regarding asset management fees payable to our advisor and the accrual of interest thereon; and

•	an update to the accrual of interest on deferred acquisition fees and disposition fees paid to our advisor.

Status of this Offering

Our registration statement on Form S-11 for the Offering of $550,000,000 of shares of Class K common stock, or K Shares, Class K-I common stock, or K-I Shares, and Class K-T common stock, or K-T Shares, consisting of up to $500,000,000 of K Shares, K-I Shares and K-T Shares in our primary offering and up to $50,000,000 of K Shares, K-I Shares and K-T Shares pursuant to our distribution reinvestment plan, or DRIP, was declared effective by the SEC, on August 14, 2018. As of November 20, 2019, we had accepted investors’ subscriptions for and issued approximately 1,290,596 K Shares, 439,022 K-I Shares, and 44,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $12,865,733, $4,085,146, and $445,500, respectively, for total gross proceeds in the primary portion of this Offering of approximately $17,396,379. As of November 20, 2019, we had issued approximately 2,958 K Shares, 3,431 K-1 Shares and 66 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $28,102, $32,596 and $630, respectively.

As previously disclosed, we terminated our private offering of up to $150,000,000 in K Shares and Units (a “Unit” consists of four K Shares and one A Share) prior to the SEC effective date of our Registration Statement on August 14, 2018. At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 shares of Class A common stock, or A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $2,190,000 in A Shares pursuant to a private placement pursuant to Section 4(a)(2) of the Securities Act.

Therefore, as of November 20, 2019, we had received total gross proceeds of approximately $35,230,462 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

Asset Management Fees and Interest on Deferred Asset Management Fees

The following row supersedes and replaces the corresponding row in the management compensation tables contained in the section of our prospectus entitled “Prospectus Summary – Compensation to Our Advisor and its Affiliates” beginning on page 38 of the prospectus and “Management Compensation” beginning on page 140 of the prospectus. All other references to the asset management fee payable to our advisor and the interest that accrues therein are updated accordingly to the extent the context requires.

Type of Compensation	Determination of Amount	Estimated Amount for Targeted Maximum Offering

Asset Management Fees — Our Advisor and Our Service Provider

We generally will pay our advisor a quarterly fee, which we refer to as the asset management fee, equal to one-fourth of 0.75% of the adjusted cost of our assets and amounts actually paid or allocated in respect of the acquisition of loans, before reduction for depreciation, amortization, impairment charges, and cumulative acquisition costs charged to expense in accordance with generally accepted accounting principles (adjusted cost will include the purchase price, acquisition expenses, capital expenditures, and other customarily capitalized costs). However, in the event we have not completed a liquidation or Other Liquidity Event by the fifth anniversary of the termination of this offering or any follow-on offering, which we refer to as the Fifth Anniversary, our advisor will not be entitled to receive any additional asset management fees. For the avoidance of doubt, all accrued and unpaid asset management fees and interest amounts in connection with such fees that are outstanding at the Fifth Anniversary will remain due and payable to our advisor.

The asset management fee will be payable quarterly in arrears, based on adjusted cost on the last date of the prior quarter, adjusted for appropriate closing dates for individual investments.

Payment of the asset management fee will be deferred on a quarterly basis if at any time all accumulated, accrued, and unpaid distributions have not been paid in full to the holders of the K-I Shares, K Shares, K-T Shares, and any parity securities. Any such deferred asset management fees will accrue interest at a cumulative, non-compounded rate of 6.0% per annum. However, such interest will cease to further accrue in the event we have not completed a liquidation or liquidity event by the Fifth Anniversary.

Not determinable at this time because the asset management fee is based on a fixed percentage of the adjusted cost of our assets and amounts paid or allocated in respect thereof. There is no maximum dollar amount of this fee.

Before the payment of special distributions on account of any “excess cash” (see “Participation in Excess Cash” below), any deferred and unpaid asset management fees, plus all interest accrued thereon, will be paid, but only after the holders of the K-I Shares, K Shares, K-T Shares, and any parity securities have been paid the full amount of any accumulated, accrued, and unpaid distributions on the K-I Shares, K Shares, K-T Shares, and any parity securities.

See the answers to the questions entitled “Upon a liquidation, how are liquidation proceeds to be distributed?,” “If you list your shares, are any payments due to your advisor or Service Provider?,” and “If you are acquired or merge with another entity, are any payments due to your advisor?” for information regarding the payment of deferred asset management fees (and interest accrued thereon) upon a liquidation and Other Liquidity Events, and the answer to the question entitled “If you terminate the advisory agreement for any other reason (other than for cause), or if you elect not to renew the advisory agreement, are any payments due to your advisor?” for information regarding payment of deferred asset management fees (and interest accrued thereon) in the event of a Non-cause Advisory Agreement Termination. If we terminate the advisory agreement for cause, the deferred asset management fees (and interest accrued thereon) will remain our obligation and will continue to accrue interest and will be satisfied upon a later liquidation or Other Liquidity Event if the conditions for their payment, at that time, are met.

The Service Provider (an affiliate of our dealer manager) is entitled to a fee under the Services Agreement equal to 25% of any consideration our advisor receives (including accrued interest) on account of the asset management fee. Our advisor is responsible for paying such fee to the Service Provider. See “Conflicts of Interest — Service Provider” for more information.

Interest on Deferred Acquisition Fees and Disposition Fees

The following information supersedes and supplements all references contained in our prospectus regarding the interest that accrues on deferred acquisition fees and disposition fees to the extent the context requires:

The deferred acquisition fees and deferred disposition fees will accrue interest at a cumulative, non-compounded rate of 6.0% per annum; provided, however, in the event we have not completed a liquidation or Other Liquidity Event by the fifth anniversary of the termination of this offering or any follow-on offering, such interest will cease to further accrue on the deferred acquisition fees and deferred disposition fees.